 Exhibit 99.1

Slate Falls Nation and First Mining Sign Project Agreement for the Development of the Springpole Gold Project

•	Agreement setting out the significant participation of Slate Falls Nation in the responsible development of the Springpole Gold Project in a way that seeks to minimize impacts on the environment and provides direct benefits to the community
•	Enhanced collaboration on aspects related to the environment, training, employment, business opportunities, and financial benefits
•	Agreement signed following a community-based consultation process
•	Commitment to a long-term, mutually beneficial relationship based on respect, inclusion, sustainability and responsibility

VANCOUVER, BC, Aug. 25, 2026 /CNW/ - First Mining Gold Corp. ("First Mining" or the "Company") (TSX: FF) (OTCQX: FFMGF) (FRANKFURT: FMG) is pleased to announce that it has entered into a Project Agreement (the "Project Agreement") with Slate Falls Nation ("Slate Falls" or "SFN") covering the Springpole Gold Project (the "Springpole Project", or the "Project"), located in northwestern Ontario. The Project Agreement sets out a collaborative approach for the development of one of Canada's largest gold resources, through construction, operations, and closure, in a manner that respects the environment and provides direct benefits to the First Nation.

Lorraine Crane, Chief of Slate Falls Nation, stated:

"This Agreement comes after long and careful community consultation. Our people have lived with the consequences of decisions made about our lands and waters without us for generations. We have secured stronger protections for the environment, meaningful roles in monitoring, and real opportunities for training, work, and benefits for our members. We will hold this process to account because the land and our responsibilities to it do not change with a signature. We move forward carefully, with our eyes open.  We appreciate First Mining's openness to collaboration and we look forward to working together."

Dan Wilton, CEO of First Mining, stated:

"We are delighted to reach this Project Agreement with Slate Falls Nation for ongoing collaboration on, and participation in, the Springpole Gold Project.  We appreciate the enormous amount of work and dedication that Slate Falls Chief and Council, as well as their advisors, have put into understanding the Project and working toward this collaborative framework for advancement of Springpole."

The Project Agreement was negotiated along with a community-based consultation process to ensure that the interests and concerns of the SFN were taken into account. The Project Agreement includes provisions for SFN to take part in the Project's environmental management and monitoring, the implementation of adaptive management and preferential training and employability measures, equity and participation in the economic upside of the Project, the promotion of business opportunities during the mine's construction and operations, as well as the recognition of Anishinaabe culture and the inclusion of cultural safety measures. The Project Agreement also sets out the sharing of financial benefits from the Springpole Project.

About Slate Falls Nation

Slate Falls Nation is a close-knit Ojibway First Nation based in northwestern Ontario, Canada, with a registered population of approximately 260 members. The majority of Slate Falls members live on reserve on the shores of Bamaji Lake directly downstream from the Project. The Nation's reserve is in the heart of the Cat River watershed, and Slate Falls people continue to rely on the water and the land for food, water, culture, spirituality, and identity. Anishinaabe laws guide all aspects of Slate Falls' life. Those laws are grounded in core principles and values which include responsibilities to protect the environment and live in harmony with it. Slate Falls is a Treaty 9 Nation, as well as a signatory to the Cat Lake-Slate Falls Community-Based Land Use Plan: "Niigaan Bimaadiziwin" - A Future Life, which sets a course for protection of important waterways and natural and cultural heritage features and offers certainty for sustainable economic development.

About First Mining Gold Corp.

First Mining is a gold developer advancing two of the largest gold projects in Canada, the Springpole Gold Project in northwestern Ontario, where the federal Environmental Assessment for the Springpole Project was approved in June 2026, and the Duparquet Gold Project in Quebec, a PEA-stage development project located on the Destor-Porcupine Fault Zone in the prolific Abitibi region. First Mining also owns a 20% project interest in the Pickle Crow Gold Project in Ontario and large equity interest in Seva Mining Corp.

First Mining was established in 2015 by Mr. Keith Neumeyer, founder and CEO of First Majestic Silver Corp.

ON BEHALF OF FIRST MINING GOLD CORP.

Daniel W. Wilton
Chief Executive Officer and Director

Cautionary Note Regarding Forward-Looking Statements

This news release includes certain "forward-looking information" and "forward-looking statements" (collectively "forward-looking statements") within the meaning of applicable Canadian and United States securities legislation including the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements are made as of the date of this news release. Forward-looking statements are frequently, but not always, identified by words such as "expects", "anticipates", "believes", "plans", "projects", "intends", "estimates", "envisages", "potential", "possible", "strategy", "goals", "opportunities", "objectives", or variations thereof or stating that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved, or the negative of any of these terms and similar expressions.

Forward-looking statements in this news release relate to future events or future performance and reflect current estimates, predictions, expectations or beliefs regarding future events.  All forward-looking statements are based on First Mining's or its consultants' current beliefs as well as various assumptions made by them and information currently available to them. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements in this news release include, but are not limited to, statements with respect to: entering into a Project Agreement with SFN;  feasibility and permitting activities related to the Springpole Gold Project; realizing the value of the Company's gold projects for the Company's shareholders; Company's business strategy; future planning processes. Statements concerning proven and probable mineral reserves and mineral resource estimates may also be deemed to constitute forward-looking statements to the extent that they involve estimates of the mineralization that will be encountered as and if the property is developed, and in the case of measured and indicated mineral resources or proven and probable mineral reserves, such statements reflect the conclusion based on certain assumptions that the mineral deposit can be economically exploited.

Forward-looking statements reflect the beliefs, opinions and projections of management on the date the statements are made and are based upon a number of assumptions and estimates that, while considered reasonable by the respective parties, are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. Such factors include, without limitation the Company's business, operations and financial condition potentially being materially adversely affected by the outbreak of epidemics, pandemics or other health crises, and by reactions by government and private actors to such outbreaks; risks to employee health and safety as a result of the outbreak of epidemics, including pandemics or other health crises, that may result in a slowdown or temporary suspension of operations at some or all of the Company's mineral properties as well as its head office; fluctuations in the spot and forward price of gold, silver, base metals or certain other commodities; fluctuations in the currency markets (such as the Canadian dollar versus the U.S. dollar); changes in national and local government, legislation, taxation, controls, regulations and political or economic developments; requirements for additional capital; changes in project parameters as plans continue to be refined; variations in ore reserves, grade or recovery rates; actual performance of plant, equipment or processes relative to specifications and expectations; risks and hazards associated with the business of mineral exploration, development and mining (including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins and flooding); effectiveness of environmental mitigations and strategies including production of NAG and PAG tailings and mine rock and water management strategies,  the presence of laws and regulations that may impose restrictions on mining; employee relations; relationships with and claims by local communities, indigenous populations and other stakeholders; availability and increasing costs associated with mining inputs and labour; the speculative nature of mineral exploration and development; title to properties; and the additional risks described in the Company's Annual Information Form for the year ended December 31, 2025 filed with the Canadian securities regulatory authorities under the Company's SEDAR+ profile at www.sedarplus.ca, and in the Company's Annual Report on Form 40-F filed with the SEC on EDGAR.

First Mining cautions that the foregoing list of factors that may affect future results is not exhaustive. When relying on our forward-looking statements to make decisions with respect to First Mining, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. First Mining does not undertake to update any forward-looking statement, whether written or oral, that may be made from time to time by the Company or on our behalf, except as required by law.

Cautionary Note to United States Investors

The Company is a "foreign private issuer" as defined in Rule 3b-4 under the United States Securities Exchange Act of 1934, as amended, and is eligible to rely upon the Canada-U.S. Multi-Jurisdictional Disclosure System, and is therefore permitted to prepare the technical information contained herein in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of the securities laws currently in effect in the United States. Accordingly, information concerning mineral deposits set forth herein may not be comparable with information made public by companies that report in accordance with U.S. standards.

Technical disclosure contained in this news release has not been prepared in accordance with the requirements of United States securities laws and uses terms that comply with reporting standards in Canada with certain estimates prepared in accordance with NI 43-101.

NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning the issuer's material mineral projects.

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SOURCE First Mining Gold Corp.

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For further information: For further information, please contact: Toll Free: 1 844 306 8827 | Email: info@firstmininggold.com; Paul Morris | Director, Investor Relations | Email: paul@firstmininggold.com

CO: First Mining Gold Corp.

CNW 07:00e 25-AUG-26